UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2026 Annual General Meeting (“AGM”)

The Wise Group plc 2026 Notice of Annual General Meeting (the "AGM Notice") has been made available to Wise owners today. A copy of the AGM Notice is available on https://wise.com/owners/.

The AGM will be held at 1st Floor Worship Square, 65 Clifton Street, London, United Kingdom, EC2A 4JE on Thursday 24 September 2026 at 11:00 a.m. BST.

Details regarding the arrangements for the AGM can be found in the AGM Notice. Any changes to these arrangements will be communicated to Wise owners via https://wise.com/owners/ and, where appropriate, by Stock Exchange announcement.

In accordance with UK Listing Rule 6.4.1, a copy of the Notice of AGM has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice of AGM will also be furnished to the U.S. Securities and Exchange Commission on Form 6-K, available at www.sec.gov.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Company Secretariat

agm@wise.com

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: August 27, 2026	By: /s/ Emmanuel Thomassin
Name: Emmanuel Thomassin Title: Chief Financial Officer